

KW
3/8/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

ANNUAL AUDITED REPORT Mail Processing

FORM X-17A-5 Section

PART III FEB 25 2014

Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-42750

14046467

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Chilian Partners*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1701 S. Flagler Drive - Suite 1001__

(No. and Street)

__West Palm Beach__   __Florida__   __33401-5415__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Donald Denton   (561) 833-2700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Sidney W. Azriliant, CPA, P.C. (212-869-8223)__

(Name – *if individual, state last, first, middle name*)

__501 Fifth Avenue__   __New York__   __New York__   __10017__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DD
3/14/14

OATH OR AFFIRMATION

I, __DONALD W. DENTON__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Chilian Partners, L.P.__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No Exceptions__

_____

_____

_____

_____
Signature

__General Partner__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) SSOI SUPPLEMENTAL STATEMENT OF INCOME

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2013

Sidney W. Azriliant, CPA, P.C.
501 Fifth Avenue – 15th Floor
New York, New York 10017

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

Auditor's Report

Notes to Financial Statements

Supplemental Statement and Reports

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 24, 2014

Independent Auditor's Report (Amended)

To The Partners of
CHILIAN PARTNERS, L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2013, and the related statements of income, partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS, L.P. as of December 31, 2013, and the results of its operations and its cash flows, for the year then ended in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, V and VI has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant, CPA, P.C.

CHILIAN PARTNERS L.P.
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

Cash and Equivalents	$ 38,073
Due From Clearing Broker Clearance Account	5,704,378
Accrued Interest & Dividends	24,000
TOTAL ASSETS	**$ 5,766,451**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

TOTAL LIABILITIES	**NONE**
Partners Capital Accounts	$5,766,451
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	**$5,766.451**

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF INCOME

For the Year Ended December 31, 2013

Gross Income

Net Security Dealer Trading Gains Marked to Market	$ 2,707,412
TOTAL GROSS INCOME	2,707,412

Expenses

Insurance	812
Management Fees -- General Partner (See Notes 3 & 4)	93,560
Miscellaneous Expense	524
Professional Fees	22,972
Regulatory Fees and Assessments	4,091
TOTAL EXPENSES	121,959
NET INCOME	**$ 2,585,453**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

CHILIAN PARTNERS L.P.
(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS
For the Year Ended December 31, 2013

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL
Balance at January 1, 2013	$ 360,887	$ 3,035,869	$ 3,396,756
Net Income (Exhibit B)	242,494	2,342,959	2,585,453
Capital Contributions by Partners	-	60,000	60,000
Withdrawals by Partners	-	(275,758)	(275,758)
Balance at December 31, 2013	$ 603,381	$ 5,163,070	$ 5,766,451

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS L.P.

(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Increase from Operating Activities Net Income (see Exhibit "B") $ 2,585,453

Adjustment to Reconcile Net Income (Loss) to Net Cash by Operating Activities:

Net Change in Assets & Liabilities For Year:

	Increase to Cash	Decrease to Cash	
Decrease in Securities at Market Value	$ 4,206,400		
Decrease in Due to Broker-Clearance		833,906	
Increase Due From Broker Dealer-Clearance		5,704,378	
	4,206,400	6,538,284	(2,331,884)
Increase in Cash from Operations			253,569

Cash Flows from Financing Activities:

Net Cash Withdrawals by Partners (see Exhibit "C")	(275,758)	
Net Cash Contributions by Partners (Exhibit "C")	60,000	
Decrease in Cash from Financing Activities		(215,758)

NET INCREASE IN CASH: 37,811

Cash - Beginning of year	262
Cash - End of Year - December 31, 2012	$ 38,073

The accompanying notes are an integral part of these financial statements.

CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. **Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

    Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

    Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

    Intangible assets have been fully amortized, using an estimated useful life of five years.

    The indirect method was used for preparing the statement of cash flow.

2. **Securities Owned and Securities Sold But Not Yet Purchased.**
    Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options at Market Value	$0	$0

3. **Management Fees.**
    Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

4. **Incentive Management Fees.**
    Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2013, the general partner received an incentive management fee of $275,758 which is reflected in Capital Account withdrawals..

5. **Income Taxes.**
    Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

6. **Haircuts on Securities.**
    There were no Haircuts on Securities because there was no security position on December 31, 2013

Sidney W. Azriliant, CPA, P.C.

CHILIAN PARTNERS L.P.
(A Limited Partnership)

COMPUTATION OF NET CAPITAL

At December 31, 2013

Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions	$	5,766,451
*Haircuts on Securities		
Net Capital Per Part IIA -- Page 10	**$**	**5,766,451**

No material difference exists between our audit report for the year ending December 31, 2013 and the Focus Report X-17A-5 as of December 31, 2013.

SIDNEY W. AZRILIANT, CPA, P.C.

501 Fifth Avenue – 15th Floor, New York, NY 10017

February 24, 2014

FINRA/FINANCIAL OPERATIONS
9509 Key West Ave, 5th Floor
Rockville, MD 20850

Attn: Herani Dansamo

Re: Chilian Partners, L.P.
Audit at 12/31/13

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2013 nor the prior year, December 31, 2012; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,
SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

cc: SEC, Washington, DC
    SEC, Miami, FL

SIDNEY W. AZRILIANT, CPA, P.C.
501 Fifth Avenue – 15th Floor, New York, NY 10017

February 24, 2014

Independent Auditor's Report on the SIPC Annual
Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and
Exchange Commission, we have performed the following procedures
with respect to the accompanying schedule (Form SIPC-7) of
Securities Investor Protection Corporation assessments and
payments of CHILIAN PARTNERS, LP for the year ended December 31,
2013. Our procedures were performed solely to assist you in
complying with Rule 17a-5(e)(4), and our report is not to be
used for any other purpose. The procedures we performed are as
follows:

1. Compared listed assessment payments with respective cash
disbursements records entries;

2. Proved the mathematical accuracy of the calculations
reflected in Form SIPC-7 with supporting schedules and working
papers, noting no differences.

3. The SIPC assessment for 2012 and 2013 has been paid if
any amounts were due.

Because the above procedures do not constitute an audit
made in accordance with generally accepted auditing standards,
we do not express an opinion on the schedule referred to above.
In connection with the procedures referred to above, nothing
came to our attention that caused us to believe that the amounts
shown on Form SIPC-7 were not determined in accordance with
applicable instructions and forms. This report relates only to
the schedule referred to above and does not extend to any
financial statements of CHILIAN PARTNERS, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 042750 FINRA DEC
> CHILIAN PARTNERS LP 14'14
> P.O. BOX 2685
> PALM BEACH, FL 33480-2685

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 930.63

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (($296.30))
     7/22/13
        Date Paid

   C. Less prior overpayment applied   ($0.00)

   D. Assessment balance due or (overpayment) $634.33

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum $0.00

   F. Total assessment balance and interest due (or overpayment carried forward) $ $634.33

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ $634.33

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILIAN PARTNERS, L.P.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10TH day of JANUARY , 20 14 .

GENERAL PARTNER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01/12
and ending 12/31/12

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,707,142.51

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. $0.00

(2) Net loss from principal transactions in securities in trading accounts. $0.00

(3) Net loss from principal transactions in commodities in trading accounts. $0.00

(4) Interest and dividend expense deducted in determining item 2a. $40,599.75

(5) Net loss from management of or participation in the underwriting or distribution of securities. $0.00

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. $0.00

(7) Net loss from securities in investment accounts.

Total additions $40,599.75

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. $0.00

(2) Revenues from commodity transactions. $0.00

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (102,744.00)

(4) Reimbursements for postage in connection with proxy solicitation. $0.00

(5) Net gain from securities in investment accounts. ($2,208,870.84)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. $0.00

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ($22,972.10)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ($302.08)

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00

Enter the greater of line (i) or (ii)

Total deductions ($2,334,889.02)

2d. SIPC Net Operating Revenues $ $372,253.49

2e. General Assessment @ .0025 $ $930.63

(to page 1, line 2.A.)

2

2013

QTRLY TOTALS FOR MARCH, JUNE, SEPT, DEC.

2A. Total Revenue	$2,707,142.51
(Focus line 12/part11 A Line 9, Code 4030)	

2.B

(1)Total revenues from the sec. business of subsidiaries and predecessors not inlcuded above.	$0.00
(2)Net loss from principal transactions in securities in trading accts.	$0.00
(3)Net loss from principal commodities in trading accounts	$0.00
(4)Interest and dividend expense deducted in determing item 2a	$40,599.75
(5)Net loss from mgt of or participation in the underwriting or distribution of securities	$0.00
(6)Expenses other than advertising, printing, etc.	$0.00
(7) Net loss from securities in investment accounts	
TOTAL ADDITIONS.	$40,599.75

2.C Deductions

(1) Revenues from the distribution of shares of a registered open end investment company, etc.	$0.00
(2)Revenuses from commodity transactions	$0.00
(3)Commissions, floor brokerage, etc.	($102,744.00)
(4) Reimbursement for postage in connection with proxy solicitation	$0.00
(5) net gain from securities in investment accounts	($2,208,870.84)
(6)100% of commissions and markups earned from transactions, etc.	$0.00
(7)Direct expenses legal and accounting	($22,972.10)
(8)Other revenue not related to securities	($302.08)
(9)(i) Total interest/dividend expense (Focus Line 22 IIA Line 13)	$0.00
(ii) 40% of interest earned on customer sec.	$0.00
Enter the greater of line (i) or (ii)	
TOTAL DEDUCTIONS	($2,334,889.02)
2D SIPC Net Operating Revenues	$372,253.49
2E General Assments @.0025	$930.63
Deduction for prepayment for first half of 2012	($296.30)
Amount Due	$634.33

TEL. (212) 869-8223   FAX (212) 840-2540

SIDNEY W. AZRILIANT, CPA, P.C.
501 Fifth Avenue – 15th Floor, New York, NY 10017

February 24, 2014

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS, L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners, L.P. (the "Company") for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

FORM
X-17A-5

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

CHILIAN PARTNERS, L.P. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1701 S. FLAGLER DRIVE, SUITE 1001 [20]
(No. and Street)

WEST PALM BEACH [21]   FL [22]   33401 [23]
(City)   (State)   (Zip Code)

SEC. FILE NO.

8-42750 [14]

FIRM ID NO.

27829 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/13 [24]

AND ENDING (MM/DD/YY)

12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

DONALD W. DENTON [30]   (561) 833-2700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [40]   NO [X 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 _____

Manual Signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/13 99

SEC FILE NO. 8-42750 98

Consolidated [ ] 198

Unconsolidated [X] 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash .... $	38,073 200	$	38,073 750
2. Receivables from brokers or dealers:			
A. Clearance account	5,704,378 295		
B. Other	300 $	550	5,704,378 810
3. Receivables from non-customers	355	600	830
4. Securities and spot commodities owned, at market value:			
A. Exempted securities............	418		
B. Debt securities............	419		
C. Options	420		
D. Other securities	424		
E. Spot commodities	430		850
5. Securities and/or other investments not readily marketable:			
A. At cost $ 130			
B. At estimated fair value	440	610	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	460	630	880
A. Exempted securities $ 150			
B. Other securities $ 160			
7. Secured demand notes:	470	640	890
Market value of collateral:			
A. Exempted securities $ 170			
B. Other securities $ 180			
8. Memberships in exchanges:			
A. Owned, at market $ 190			
B. Owned, at cost		650	
C. Contributed for use of the company, at market value		660	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	480	670	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	490	680	920
11. Other assets	24,000 535	735	24,000 930
12. Total Assets .... $	5,766,451 540 $	740 $	5,766,451 940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	as of	12/31/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable .... $	[1045] $	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES .... $	[1230] $	[1450] $	[1760]

Ownership Equity

21. Sole proprietorship .... $		[1770]
22. Partnership (limited partners) .... $ 5,766,451 [1020]	5,766,451	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury .... (	)	[1796]
24. TOTAL OWNERSHIP EQUITY .... $	5,766,451	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $	5,766,451	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	as of	12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	.... $	5,766,451	3480
2. Deduct ownership equity not allowable for Net Capital	.... (	)	3490
3. Total ownership equity qualified for Net Capital	....	5,766,451	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	....		3520
B. Other (deductions) or allowable credits (List)	....		3525
5. Total capital and allowable subordinated liabilities	.... $	5,766,451	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from			
Statement of Financial Condition (Notes B and C)	.... $		3540
B. Secured demand note deficiency	....		3590
C. Commodity futures contracts and spot commodities-			
proprietary capital charges	....		3600
D. Other deductions and/or charges	....		3610 ( ) 3620
7. Other additions and/or allowable credits (List)	....		3630
8. Net Capital before haircuts on securities positions	.... $	5,766,451	3640
9. Haircuts on securities (computed, where appliicable,			
pursuant to 15c3-1(f)) :			
A. Contractual securities commitments	.... $		3660
B. Subordinated securities borrowings	....		3670
C. Trading and investment securities:			
1. Exempted securities	....		3735
2. Debt securities	....		3733
3. Options	....		3730
4. Other securities	....		3734
D. Undue concentration	....		3650
E. Other (List)	....		3736 ( ) 3740
10. Net Capital	.... $	5,766,451	3750

OMIT PENNIES

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	as of	12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ _____ 3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
   of subsidiaries computed in accordance with Note (A) .... $ 100,000 3758
13. Net capital requirement (greater of line 11 or 12) .... $ 100,000 3760
14. Excess net capital (line 10 less 13) .... $ 5,666,451 3770
15. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ 5,646,451 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ _____ 3790
17. Add:
   A. Drafts for immediate credit .... $ _____ 3800
   B. Market value of securities borrowed for which no
      equivalent value is paid or credited .... $ _____ 3810
   C. Other unrecorded amounts (List) .... $ _____ 3820 $ _____ 3830
19. Total aggregate indebtedness .... $ _____ 3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... % 0.00 3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... % 0.00 3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
   to Rule 15c3-3 prepared as of the date of net capital computation including both
   brokers or dealers and consolidated subsidiaries' debits .... $ _____ 3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
   requirement of subsidiaries computed in accordance with Note (A) .... $ _____ 3880
24. Net capital requirement (greater of line 22 or 23) .... $ _____ 3760
25. Excess net capital (line 10 less 24) .... $ _____ 3910
26. Net capital in excess of the greater of:
   5% of combined aggregate debit items or 120% of minimum net capital requirement .... $ _____ 3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
   of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
   covered by subordination agreements not in satisfactory form and the market values of the memberships in
   exchanges contributed for use of company (contra to item 1740) and partners' securities which were
   included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
   non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from __10/01/13__ [3932] to __12/31/13__ [3933]

Number of months included in this statement __3__ [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... 450,838 [3949]
   c. Total gain (loss) .... 450,838 [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profits (losses) from underwriting and selling groups .... _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... _____ [3995]
9. Total revenue .... $ 450,838 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other brokers-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses ....
15. Other expenses .... 27,709 [4195] [4100]
16. Total expenses .... $ 27,709 [4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 423,129 [4210]
18. Provision for Federal income taxes (for parent only) .... _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4238]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 423,129 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items .... _____ 57,035 [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13   to   12/31/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 5,456,822	4240
A. Net income (loss)			423,129	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	113,500	4270
2. Balance, end of period (from item 1800)			$ 5,766,451	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CHILIAN PARTNERS, L.P.	as of	12/31/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $_____ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . _____ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

JP MORGAN SECURITIES INC. _____ 4335   X   4570

D. (k) (3) - Exempted by order of the Commission . . . . _____ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
____ 4600	_____ 4601	____ 4602	_____ 4603	____ 4604	____ 4605
____ 4610	_____ 4611	____ 4612	_____ 4613	____ 4614	____ 4615
____ 4620	_____ 4621	____ 4622	_____ 4623	____ 4624	____ 4625
____ 4630	_____ 4631	____ 4632	_____ 4633	____ 4634	____ 4635
____ 4640	_____ 4641	____ 4642	_____ 4643	____ 4644	____ 4645
____ 4650	_____ 4651	____ 4652	_____ 4653	____ 4654	____ 4655
____ 4660	_____ 4661	____ 4662	_____ 4663	____ 4664	____ 4665
____ 4670	_____ 4671	____ 4672	_____ 4673	____ 4674	____ 4675
____ 4680	_____ 4681	____ 4682	_____ 4683	____ 4684	____ 4685
____ 4690	_____ 4691	____ 4692	_____ 4693	____ 4694	____ 4695

TOTAL $ _____ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER

CHILIAN PARTNERS, L.P. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS

1701 S. FLAGLER DRIVE, SUITE 1001 [20]

(No. and Street)

WEST PALM BEACH [21] FL [22] 33401 [23]

(City)   (State)   (Zip Code)

NAME OF PERSON COMPLETING THIS REPORT

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT   [11291]

SEC. FILE NO.

8-42750 [14]

FIRM ID NO.

27829 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/13 [24]

AND ENDING (MM/DD/YY)

12/31/13 [25]

[11290]

REVENUE

1. Commissions

    A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange .... $ _____ [13935]
    B. Exchange Listed Equity Securities Executed OTC .... $ _____ [13937]
    C. U.S. Government and Agencies .... $ _____ [11001]
    D. Foreign Sovereign debt................................. $ _____ [11002]
    E. Corporate debt .... $ _____ [11003]
    F. Mortgage Backed and Other Asset Backed Securities .... $ _____ [11004]
    G. Municipals................................... $ _____ [11005]
    H. Listed Options .... $ _____ [13938]
    I. OTC Options................................... $ _____ [11006]
    J. All Other Securities Commissions .... $ _____ [13939]
    K. Commodity Transactions .... $ _____ [13991]
    L. Foreign Exchange................................ $ _____ [11007]
    M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue
        (line 14030) (Do not complete Items A-L) .... $ _____ [11008]
        1. Is any portion of Item M related to municipal securities?   [ ] [11009]

                                Total Commissions: $ _____ [13940]

2. Revenue from Sale of Investment Company Shares .... $ _____ [13970]

3. Revenue from Sale of Insurance Based Products
    A. Variable Contracts .... $ _____ [11020]
    B. Non-Securities Insurance Based Products .... $ _____ [11021]
    C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue
        (line 14030) (Do not complete Items A-B) .... $ _____ [11022]

            Total Revenue From Sale of Insurance Based Products: $ _____ [11029]

4. Gains or Losses on Derivative Trading Desks
    A. Interest Rate/Fixed Income Products .... $ _____ [13921]
    B. Currency .... $ _____ [13922]
    C. Equity Products .... $ _____ [13923]
    D. Commodity Products .... $ _____ [13924]
    E. Other................................... $ _____ [13925]

        Total Gains or Losses on Derivative Trading Desks: $ _____ [13926]

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement   3   [3931]

5. Net Gains or Losses on Principal Trades

A. Equities, ETFs and Closed End Funds.

Includes Dividends: .... [11030] $ _____ [13903]

B. U.S. Government and Agencies. Includes interest: .... [11031] $ _____ [11032]

C. Foreign Sovereign Debt. Includes interest: .... [11033] $ _____ [11034]

D. Corporate Debt. Includes interest: .... [11035] $ _____ [11036]

E. Mortgage-Backed and Other

Asset-Backed Securities. Includes interest .... [11037] $ _____ [11038]

F. Municipals. Includes interest: .... [11039] $ _____ [13901]

G. Foreign Exchange .... $ _____ [13902]

H. Listed Options .... $ _____ [11040]

I. OTC Options .... $ _____ [11041]

J. Securities Based Swaps .... $ _____ [11042]

K. All Other Swaps .... $ _____ [11043]

L. Futures .... $ _____ [11044]

M. Commodity Transactions .... $ _____ [13904]

N. Other .... $ _____ [13951]

O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue

(line 14030) (Do not complete Items A-N). .... $ _____ [11045]

1. Is any portion of Item O related to municipal securities?   [11046]

Total Net Gains or Losses on Principal Trades: $ _____ [13950]

6. Capital Gains (Losses) on Firm Investments .... $ _____450,838 [13952]

Includes Dividends and/or Interest: .... [11053]

7. Interest / Rebate / Dividend Income

A. Securities Borrowings .... $ _____ [11060]

B. Reverse Repurchase Transactions .... $ _____ [11061]

C. Margin Interest .... $ _____ [13960]

D. Interest earned from customer bank sweep (FDIC insured products) programs ...... $ _____ [11062]

E. Interest earned from customer fund sweeps into '40 Act Investments .... $ _____ [11063]

F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in

Sections 4 or 5) .... $ _____ [11064]

G. Other Interest .... $ _____ [13953]

H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue

(line 14030) (Do not complete Items A-G) .... $ _____ [11065]

Total Interest / Rebate / Dividend Income: $ _____ [11069]

8. Revenue from Underwritings and Selling Group Participation

A. Municipal Offerings .... $ _____ [11070]

B. Registered Offerings

1. Offerings other than self or affiliate. Excludes municipals .... $ _____ [11071]

2. Offerings, self or affiliate. Excludes municipals .... $ _____ [11072]

Total Revenue from Registered Offerings: $ _____ [11079]

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions

Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? .... [N] [11080]

1. Unregistered offerings, other than self or affiliate offerings. Section 1 .... $ _____ [11081]
2. Unregistered offerings, self or affiliate offerings. Section 2 .... $ _____ [11082]

Total Revenue from Unregistered Offerings: $ _____ [11089]

Total Revenue from Underwritings and Selling Group Participation: $ _____ [13955]

9. Fees Earned

A. Fees earned from affiliated entities .... $ _____ [11090]
B. Investment Banking Fees; M&A Advisory .... $ _____ [11091]
C. Account Supervision and Investment Advisory Services .... $ _____ [13975]
D. Administrative Fees .... $ _____ [11092]
E. Revenue from Research Services .... $ _____ [13980]
F. Rebates from Exchanges, ECNs, and ATSs .... $ _____ [11093]
G. 12b-1 Fees .... $ _____ [11094]
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees .... $ _____ [11095]
I. Execution Services .... $ _____ [11096]
J. Clearing Services .... $ _____ [11097]
K. Fees earned on customer bank sweep (FDIC insured products) programs .. $ _____ [11098]
L. Fees earned from sweep programs into '40 Act Investments .... $ _____ [11099]
M. Networking Fees from '40 Act Companies .... $ _____ [11100]
N. Other Fees... $ _____ [11101]
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue
(line 14030) (Do not complete Items A-N) .... $ _____ [11102]

Total Fees Earned: $ _____ [11109]

10. Commodities Revenue .... $ _____ [13990]

11. Other Revenue

A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate .... $ _____ [11126]
B. Other Revenue... $ _____ [13995]

If Other Revenue line [13995] is greater than both 10% of Total Revenue line [14030] and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue:

| [11120] | $ _____ [11121] |

B-2. Description of : 2nd largest component of Other Revenue:

| [11122] | $ _____ [11123] |

B-3. Description of : 3rd largest component of Other Revenue:

| [11124] | $ _____ [11125] |

Total Revenue: $ _____ 450,838 [14030]

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13   [3932] to 12/31/13   [3933]

Number of months included in this statement   3   [3931]

EXPENSES

12. Compensation Expenses

A. Registered Representatives Compensation .... $ _____ [14110]

B. Compensation paid to all other revenue producing personnel .... $ _____ [14040]

C. Compensation paid to non-revenue producing personnel (including temporary personnel) .... $ _____ [11200]

D. Bonuses .... $ _____ [11201]

E. Other compensation expenses .... $ _____ [11202]

F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E) .... $ _____ [11203]

Total Compensation Expenses: $ _____ [11209]

13. Commission, Clearance and Custodial Expenses

A. Floor brokerage and fees paid .... $ _____ [14055]

B. Amounts paid to Exchanges, ECNs, and ATSs .... $ _____ [14145]

C. Clearance Fees Paid to broker-dealers .... $ _____ [11210]

D. Clearance Fees Paid to non-broker-dealers .... $ _____ [14135]

E. Commission Paid to other broker-dealers .... $ _____ [14140]

F. 12b-1 Fees .... $ _____ [11211]

G. Custodial Fees .... $ _____ [11212]

H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G) .... $ _____ [11213]

Total Commission, Clearance and Custodial Fees: $ _____ [11219]

14. Expenses Incurred on Behalf of Affiliates and Others

A. Soft dollar expenses .... $ _____ [11220]

B. Rebates/Recapture of commissions .... $ _____ [11221]

Total Expenses incurred on Behalf of Affiliates and Others: $ _____ [11229]

15. Interest and Dividend Expenses

A. Interest paid on bank loans .... $ _____ [11230]

B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements .... $ _____ [11231]

C. Interest paid on customer balances .... $ _____ [11232]

D. Interest paid on Securities Loaned transactions .... $ _____ [11233]

E. Interest paid on Repurchase Agreements .... $ _____ [11234]

F. Interest and/or Dividends on Short Securities Inventory .... $ _____ [11235]

G. Other interest expenses .... $ _____ [11236]

H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G) .... $ _____ [11237]

Total Interest and Dividend Expenses: $ _____ [14075]

16. Fees Paid to Third Party Service Providers

A. To Affiliates .... $ _____ [11240]

B. To Third Parties .... $ _____ [11241]

Total Fees Paid to Third Party Service Providers: $ _____ [11249]

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

17. General, Administrative, Regulatory and Miscellaneous Expenses

A. Finders' Fees .... $ _____ [11250]

B. Technology, data and communication costs .... $ _____ [14060]

C. Research .... $ _____ [11251]

D. Promotional Fees .... $ _____ [14150]

E. Travel and Entertainment .... $ _____ [11252]

F. Occupancy and equipment expenses .... $ _____ [14080]

G. Non-recurring charges .... $ _____ [14190]

H. Regulatory Fees .... $ _____ [14195]

I. Professional Service Fees .... $ _____ [11253]

J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel
   legal fees .... $ _____ [11254]

K. Losses in error accounts and bad debts .... $ _____ [14170]

L. State and local income taxes .... $ _____ [11255]

M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses
   (line 14200) (Do not complete Items A-L) .... $ _____ [11256]

Total General, Administrative, Regulatory and Miscellaneous Expenses: $ _____ [11269]

18. Other Expenses

A. Other Expenses .... $ _____27,709 [14100]

If Other Expenses line [14100] is greater than both 10% of Total Expenses line [14200] and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated expense for each.

A-1. Description of : 1st largest component of Other Expenses:

| MANAGEMENT FEE | [11280] | $ _____17,500 [11281] |

A-2. Description of : 2nd largest component of Other Expenses:

| | [11282] | $ _____ [11283] |

A-3. Description of : 3rd largest component of Other Expenses:

| | [11284] | $ _____ [11285] |

Total Expenses: $ _____27,709 [14200]

NET INCOME

19. Net Income

A. Income (loss) before Federal income taxes and items below .... $ _____423,129 [14210]

B. Provision for Federal income taxes (for parent only) .... $ _____0 [14220]

C. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... $ _____0 [14222]

D. Extraordinary gains (losses) .... $ _____0 [14224]

E. Cumulative effect of changes in accounting principles .... $ _____0 [14225]

F. Net income (loss) after Federal income taxes and extraordinary items .... $ _____423,129 [14230]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

(Please read instructions before preparing Form) .

SECTION 1: Unregistered offerings other than self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

1. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: _____ 11310

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): . . . . _____ 11311

C. Industry Group (Select One): . . . . _____ 11312

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	11313
Rule 504(b)(1)(i)	19000
Rule 504(b)(1)(ii)	19001
Rule 504(b)(1)(iii)	19002
Rule 505	19003
Rule 506	19004
Securities Act Section 4(5)	19005
Investment Company Act Section 3(c)	19006
Other.	19007

E. Type(s) of Securities Offered (Select all that apply):

Equity.	11314
Debt	19010
Option, Warrant or Other Right to Acquire Another Security	19011
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	19012
Pooled Investment Fund Interests	19013
Tenant-in-Common Securities	19014
Mineral Property Securities	19015
Other	19016

F. Minimum Investment accepted from any outside investor: . . . . $ _____ 11315

G. Total Offering Amount in dollars: . . . . $ _____ 11316

or check "Indefinite" . . . . Indefinite [ ] 11317

H. Total amount in dollars of securities sold during the reporting period by the member: . . . . . . $ _____ 11318

I. Total number of customers to whom securities were sold with respect to

the sales reported for Item H: . . . . _____ 11319

J. Amount of revenue earned by the member with respect to

the sales reported for Item H: . . . . $ _____ 11320

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/13   3932 to 12/31/13   3933

Number of months included in this statement   3   3931

2. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: _____ 11330

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): . . . . _____ 11331

C. Industry Group (Select One): . . . . _____ 11332

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐ 11333
Rule 504(b)(1)(i)	☐ 19020
Rule 504(b)(1)(ii)	☐ 19021
Rule 504(b)(1)(iii)	☐ 19022
Rule 505	☐ 19023
Rule 506	☐ 19024
Securities Act Section 4(5)	☐ 19025
Investment Company Act Section 3(c)	☐ 19026
Other.	☐ 19027

E. Type(s) of Securities Offered (Select all that apply):

Equity.	☐ 11334
Debt	☐ 19030
Option, Warrant or Other Right to Acquire Another Security	☐ 19031
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐ 19032
Pooled Investment Fund Interests	☐ 19033
Tenant-in-Common Securities	☐ 19034
Mineral Property Securities	☐ 19035
Other	☐ 19036

F. Minimum Investment accepted from any outside investor: . . . . $ _____ 11335

G. Total Offering Amount in dollars: . . . . $ _____ 11336

or check "Indefinite" . . . . Indefinite ☐ 11337

H. Total amount in dollars of securities sold during the reporting period by the member: . . . . . . $ _____ 11338

I. Total number of customers to whom securities were sold with respect to

the sales reported for Item H: . . . . _____ 11339

J. Amount of revenue earned by the member with respect to

the sales reported for Item H: . . . . $ _____ 11340

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13   [3932] to   12/31/13   [3933]

Number of months included in this statement   3   [3931]

3. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: _____ [11350]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... _____ [11351]

C. Industry Group (Select One): .... _____ [11352]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐ [11353]
Rule 504(b)(1)(i)	☐ [19040]
Rule 504(b)(1)(ii)	☐ [19041]
Rule 504(b)(1)(iii)	☐ [19042]
Rule 505	☐ [19043]
Rule 506	☐ [19044]
Securities Act Section 4(5)	☐ [19045]
Investment Company Act Section 3(c)	☐ [19046]
Other...........................	☐ [19047]

E. Type(s) of Securities Offered (Select all that apply):

Equity............................	☐ [11354]
Debt	☐ [19050]
Option, Warrant or Other Right to Acquire Another Security	☐ [19051]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐ [19052]
Pooled Investment Fund Interests	☐ [19053]
Tenant-in-Common Securities	☐ [19054]
Mineral Property Securities	☐ [19055]
Other	☐ [19056]

F. Minimum Investment accepted from any outside investor: .... $ _____ [11355]

G. Total Offering Amount in dollars: .... $ _____ [11356]

         or check "Indefinite" .... Indefinite ☐ [11357]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ _____ [11358]

I. Total number of customers to whom securities were sold with respect to

         the sales reported for Item H: .... _____ [11359]

J. Amount of revenue earned by the member with respect to

         the sales reported for Item H: .... $ _____ [11360]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13   [3932] to   12/31/13   [3933]

Number of months included in this statement   3   [3931]

4. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: _____ [11370]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... _____ [11371]

C. Industry Group (Select One): .... _____ [11372]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐ [11373]
Rule 504(b)(1)(i)	☐ [19060]
Rule 504(b)(1)(ii)	☐ [19061]
Rule 504(b)(1)(iii)	☐ [19062]
Rule 505	☐ [19063]
Rule 506	☐ [19064]
Securities Act Section 4(5)	☐ [19065]
Investment Company Act Section 3(c)	☐ [19066]
Other.............................	☐ [19067]

E. Type(s) of Securities Offered (Select all that apply):

Equity.	☐ [11374]
Debt	☐ [19070]
Option, Warrant or Other Right to Acquire Another Security	☐ [19071]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐ [19072]
Pooled Investment Fund Interests	☐ [19073]
Tenant-in-Common Securities	☐ [19074]
Mineral Property Securities	☐ [19075]
Other	☐ [19076]

F. Minimum Investment accepted from any outside investor: .... $ _____ [11375]

G. Total Offering Amount in dollars: .... $ _____ [11376]

        or check "Indefinite" .... Indefinite ☐ [11377]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ _____ [11378]

I. Total number of customers to whom securities were sold with respect to

       the sales reported for Item H: .... _____ [11379]

J. Amount of revenue earned by the member with respect to

       the sales reported for Item H: .... $ _____ [11380]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13   [3932] to 12/31/13   [3933]

Number of months included in this statement   3   [3931]

5. Unregistered offering other than self or affiliate offering:

A. Name of Issuer/Sponsor: _____ [11390]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... _____ [11391]

C. Industry Group (Select One): .... _____ [11392]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐ [11393]
Rule 504(b)(1)(i)	☐ [19080]
Rule 504(b)(1)(ii)	☐ [19081]
Rule 504(b)(1)(iii)	☐ [19082]
Rule 505	☐ [19083]
Rule 506	☐ [19084]
Securities Act Section 4(5)	☐ [19085]
Investment Company Act Section 3(c)	☐ [19086]
Other.............................	☐ [19087]

E. Type(s) of Securities Offered (Select all that apply):

Equity.............................	☐ [11394]
Debt	☐ [19090]
Option, Warrant or Other Right to Acquire Another Security	☐ [19091]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐ [19092]
Pooled Investment Fund Interests	☐ [19093]
Tenant-in-Common Securities	☐ [19094]
Mineral Property Securities	☐ [19095]
Other	☐ [19096]

F. Minimum Investment accepted from any outside investor: .... $ _____ [11395]

G. Total Offering Amount in dollars: .... $ _____ [11396]

or check "Indefinite" .... Indefinite ☐ [11397]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ _____ [11398]

I. Total number of customers to whom securities were sold with respect to

the sales reported for Item H: .... _____ [11399]

J. Amount of revenue earned by the member with respect to

the sales reported for Item H: .... $ _____ [11400]

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

For the period (MMDDYY) from   10/01/13   [3932] to 12/31/13   [3933]
Number of months included in this statement   3   [3931]

SECTION 2: Unregistered offerings; self or affiliate offerings

For each offering in which the firm participated in the Reporting Period, provide the following information. If firm engaged in more than five (5) such offerings during the Reporting Period, list the five (5) largest offerings in terms of total securities sold by dollar amount in descending order.

6. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: _____ [11410]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... _____ [11411]

C. Industry Group (Select One): .... _____ [11412]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii)) .... [11413]
Rule 504(b)(1)(i). .... [19100]
Rule 504(b)(1)(ii) .... [19101]
Rule 504(b)(1)(iii) .... [19102]
Rule 505 .... [19103]
Rule 506 .... [19104]
Securities Act Section 4(5) .... [19105]
Investment Company Act Section 3(c) .... [19106]
Other............................ [19107]

E. Type(s) of Securities Offered (Select all that apply):

Equity. .... [11414]
Debt .... [19110]
Option, Warrant or Other Right to Acquire Another Security .... [19111]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security .... [19112]
Pooled Investment Fund Interests ..... [19113]
Tenant-in-Common Securities .... [19114]
Mineral Property Securities .... [19115]
Other .... [19116]

F. Minimum Investment accepted from any outside investor: .... $_____ [11415]

G. Total Offering Amount in dollars: .... $_____ [11416]
       or check "Indefinite" .... Indefinite [ ] [11417]

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $_____ [11418]

I. Total number of customers to whom securities were sold with respect to the sales reported for Item H: .... _____ [11419]

J. Amount of revenue earned by the member with respect to the sales reported for Item H: .... $_____ [11420]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... _____ [11421]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement   3 [3931]

7. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: _____ [11430]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): . . . . _____ [11431]

C. Industry Group (Select One): . . . . _____ [11432]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐ [11433]
Rule 504(b)(1)(i)	☐ [19120]
Rule 504(b)(1)(ii)	☐ [19121]
Rule 504(b)(1)(iii)	☐ [19122]
Rule 505	☐ [19123]
Rule 506	☐ [19124]
Securities Act Section 4(5)	☐ [19125]
Investment Company Act Section 3(c)	☐ [19126]
Other.	☐ [19127]

E. Type(s) of Securities Offered (Select all that apply):

Equity.	☐ [11434]
Debt	☐ [19130]
Option, Warrant or Other Right to Acquire Another Security	☐ [19131]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐ [19132]
Pooled Investment Fund Interests	☐ [19133]
Tenant-in-Common Securities	☐ [19134]
Mineral Property Securities	☐ [19135]
Other	☐ [19136]

F. Minimum Investment accepted from any outside investor: . . . . $ _____ [11435]

G. Total Offering Amount in dollars: . . . . $ _____ [11436]

or check "Indefinite" . . . . Indefinite ☐ [11437]

H. Total amount in dollars of securities sold during the reporting period by the member: . . . . . . $ _____ [11438]

I. Total number of customers to whom securities were sold with respect to

the sales reported for Item H: . . . . _____ [11439]

J. Amount of revenue earned by the member with respect to

the sales reported for Item H: . . . . $ _____ [11440]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): . . . _____ [11441]

BROKER OR DEALER

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

CHILIAN PARTNERS, L.P.

Number of months included in this statement 3 [3931]

8. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: _____ [11450]

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): . . . . _____ [11451]

C. Industry Group (Select One): . . . . _____ [11452]

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	☐	[11453]
Rule 504(b)(1)(i)	☐	[19140]
Rule 504(b)(1)(ii)	☐	[19141]
Rule 504(b)(1)(iii)	☐	[19142]
Rule 505	☐	[19143]
Rule 506	☐	[19144]
Securities Act Section 4(5)	☐	[19145]
Investment Company Act Section 3(c)	☐	[19146]
Other.	☐	[19147]

E. Type(s) of Securities Offered (Select all that apply):

Equity.	☐	[11454]
Debt	☐	[19150]
Option, Warrant or Other Right to Acquire Another Security	☐	[19151]
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	☐	[19152]
Pooled Investment Fund Interests	☐	[19153]
Tenant-in-Common Securities	☐	[19154]
Mineral Property Securities	☐	[19155]
Other	☐	[19156]

F. Minimum Investment accepted from any outside investor: . . . . $ _____ [11455]

G. Total Offering Amount in dollars: . . . . $ _____ [11456]

or check "Indefinite" . . . . Indefinite ☐ [11457]

H. Total amount in dollars of securities sold during the reporting period by the member: . . . . . . $ _____ [11458]

I. Total number of customers to whom securities were sold with respect to

the sales reported for Item H: . . . . _____ [11459]

J. Amount of revenue earned by the member with respect to

the sales reported for Item H: . . . . $ _____ [11460]

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): . . . _____ [11461]

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13 | 3932 | to 12/31/13 | 3933 |

Number of months included in this statement   3 | 3931 |

9. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: | 11470 |

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... | 11471 |

C. Industry Group (Select One): .... | 11472 |

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	11473
Rule 504(b)(1)(i)	19160
Rule 504(b)(1)(ii)	19161
Rule 504(b)(1)(iii)	19162
Rule 505	19163
Rule 506	19164
Securities Act Section 4(5)	19165
Investment Company Act Section 3(c)	19166
Other............................	19167

E. Type(s) of Securities Offered (Select all that apply):

Equity.	11474
Debt	19170
Option, Warrant or Other Right to Acquire Another Security	19171
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	19172
Pooled Investment Fund Interests	19173
Tenant-in-Common Securities	19174
Mineral Property Securities	19175
Other	19176

F. Minimum Investment accepted from any outside investor: .... $ _____ | 11475 |

G. Total Offering Amount in dollars: .... $ _____ | 11476 |

          or check "Indefinite" .... Indefinite | 11477 |

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ _____ | 11478 |

I. Total number of customers to whom securities were sold with respect to

        the sales reported for Item H: .... _____ | 11479 |

J. Amount of revenue earned by the member with respect to

        the sales reported for Item H: .... $ _____ | 11480 |

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... _____ | 11481 |

SUPPLEMENTAL STATEMENT OF INCOME
OPERATIONAL PAGE

BROKER OR DEALER

CHILIAN PARTNERS, L.P.

For the period (MMDDYY) from   10/01/13   3932 to 12/31/13   3933

Number of months included in this statement   3   3931

10. Unregistered offerings; self or affiliate offerings:

A. Name of Issuer/Sponsor: _____ 11490

B. If Form D has been filed by the issuer, enter CIK (Filer ID Number): .... _____ 11491

C. Industry Group (Select One): .... _____ 11492

D. Federal Exemptions and Exclusions Claimed (Select all that apply):

Rule 504(b)(1) (not (i) (ii) or (iii))	11493
Rule 504(b)(1)(i)	19180
Rule 504(b)(1)(ii)	19181
Rule 504(b)(1)(iii)	19182
Rule 505	19183
Rule 506	19184
Securities Act Section 4(5)	19185
Investment Company Act Section 3(c) ...	19186
Other............................	19187

E. Type(s) of Securities Offered (Select all that apply):

Equity............................	11494
Debt	19190
Option, Warrant or Other Right to Acquire Another Security	19191
Security to be Acquired Upon Exercise of Option, Warrant or Other Right to Acquire Security	19192
Pooled Investment Fund Interests	19193
Tenant-in-Common Securities	19194
Mineral Property Securities	19195
Other	19196

F. Minimum Investment accepted from any outside investor: .... $ _____ 11495

G. Total Offering Amount in dollars: .... $ _____ 11496

          or check "Indefinite" .... Indefinite [ ] 11497

H. Total amount in dollars of securities sold during the reporting period by the member: ...... $ _____ 11498

I. Total number of customers to whom securities were sold with respect to

          the sales reported for Item H: .... _____ 11499

J. Amount of revenue earned by the member with respect to

          the sales reported for Item H: .... $ _____ 11500

K. Issuer/Sponsor's affiliation to Broker-Dealer filing this Report (Select One): ... _____ 11501